Exhibit 99.1

HANWHA SOLARONE AMENDS SHAREHOLDER CIRCULAR TO REFLECT RESTRUCTURING OF Q CELLS

SHANGHAI, January 23, 2015—Hanwha SolarOne Co. Ltd. (the “Company”, or “SolarOne”), a top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced that it will file with the Securities and Exchange Commission supplemental information to the shareholder circular (the “Circular”) dated December 24, 2014 regarding the proposed acquisition of Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”).

The supplement highlights, among other things:

On January 21, 2015, Q CELLS announced that it will launch a program to sharpen its international profile of R&D and production, designed to further improve cost and efficiency and increase its overall competitiveness.

As part of the program, Q CELLS’ German site will cease production as of March 1, 2015. At present, its German site has production capacities of 230 MW for cells and 130 MW for modules respectively. Q CELLS intends to transfer the respective production equipment to more cost competitive sites, namely its main production site in Cyberjaya, Malaysia for cells, and another site to be determined later for modules. The organization in Germany will be restructured accordingly and be focused on its core functions: Research & Development (R&D), Quality Management, Component Sales and Power Plant Solutions Business.

Q CELLS will enter into negotiations with the works council in Germany immediately in order to reach an agreement on the terms and conditions of the restructuring program. The production transfer to other sites and the corresponding reshaping is estimated to lead to a reduction of the workforce in Germany by around 550 positions. Around 350 jobs will be maintained at Q CELLS in Germany. While Q CELLS expects the program to enhance its cost competitiveness in the long term, it may not realize all of the anticipated benefits of the program or those benefits may take longer to realize than expected. Q CELLS also expects that it will incur restructuring cost in the near term in connection with the program.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic module manufacturers in the world, providing cost-competitive, high quality PV modules. It is a flagship company of Hanwha Group, one of the largest business enterprises in South Korea. Hanwha SolarOne serves the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East. As a responsible company committed to sustainability, Hanwha SolarOne is an active member of the PV Cycle take-back and recycling program. On December 8, 2014 the Company announced the acquisition of Hanwha Q CELLS in an all-stock transaction, which is expected to close during the first quarter of 2015 (see filings with the SEC for full disclosure). For more information, please visit: investors.hanwha-solarone.com.

Forward-Looking Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and the Circular. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Note on the Limited Information in this Press Release

This press release does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company, and this press release is qualified in its entirety by reference to the detailed information appearing in the Circular. See “Risk Factors” of the Circular for more information.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co. Ltd.